Investor Presentation
Third Quarter 2009

United Community Banks, Inc.

Jimmy C. Tallent

President & CEO

Rex S. Schuette

Executive Vice President & CFO

rex_schuette@ucbi.com

(706) 781-2266

David P. Shearrow

Executive Vice President & CRO

The Bank That **SERVICE** Built.℠

Cautionary statement

This presentation contains forward-looking statements, as defined by Federal Securities Laws, including statements about financial outlook and business environment. These statements are provided to assist in the understanding of future financial performance. Such performance involves risks and uncertainties that may cause actual results to differ materially from those in such statements. Any such statements are based on current expectations and involve a number of risks and uncertainties. For a discussion of factors that may cause such forward-looking statements to differ materially from actual results, please refer to United Community Banks, Inc. Annual Report filed on Form 10-K with the Securities and Exchange Commission. This presentation also contains non-GAAP financial measures, as defined by the Federal Securities Laws. For a presentation of the most directly comparable financial measures calculated and presented in accordance with GAAP and a reconciliation of the differences between those measures and the non-GAAP financial measures, please refer to "Selected Financial Data" in the United Community Banks, Inc. Annual Report filed on Form 10-K and Quarterly Reports filed on Form 10-Q with the Securities Exchange Commission, which may be found on the company's Web site, www.ucbi.com.

Non-GAAP measures

This presentation also contains non-GAAP financial measures determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). Such non-GAAP financial measures include the following: net interest margin – pre credit, core fee revenue, core operating expense, core earnings, net operating (loss) income and net operating (loss) earnings per share, tangible common equity to tangible assets, tangible equity to tangible assets and tangible common equity to risk-weighted assets. The most comparable GAAP measures to these measures are: net interest margin, fee revenue, operating expense, net (loss) income, diluted (loss) earnings per share and equity to assets.

Management uses these non-GAAP financial measures because we believe it is useful for evaluating our operations and performance over periods of time, as well as in managing and evaluating our business and in discussions about our operations and performance. Management believes these non-GAAP financial measures provide users of our financial information with a meaningful measure for assessing our financial results and credit trends, as well as comparison to financial results for prior periods. These non-GAAP financial measures should not be considered as a substitute for financial measures determined in accordance with GAAP and may not be comparable to other similarly titled financial measures used by other companies. For a reconciliation of the differences between our non-GAAP financial measures and the most comparable GAAP measures, please refer to the 'Non-GAAP Reconcilement Tables' at the end of the Appendix of this presentation. We have not reconciled tangible common equity to tangible assets and core earnings to the extent such numbers are presented on a forward-looking basis based on management's internal stress test or SCAP methodology. Estimates that would be required for such reconciliations cannot reliably be produced without unreasonable effort.

United at a glance



NASHVILLE
KNOXVILLE
TENNESSEE
CHATTANOOGA
ASHEVILLE
NORTH CAROLINA
SOUTH CAROLINA
GREENVILLE
SOUTH CAROLINA
SAVANNAH
HILTON HEAD ISLAND
COASTAL GEORGIA
GEORGIA
ATLANTA
FLORIDA
JACKSONVILLE

- **Assets** $8.4 Billion
- **Deposits** $6.8 Billion
- **Banks** 27
- **Offices** 109

Current environment

- **Working through credit challenges**

- **Strengthened capital**

- **Core earnings improvement**

Strengthened capital position

| | As of September 30, 2009 | |
	Reported[1]	Peers[2]
Tangible Common Equity to Assets	7.44 %[3]	5.72 %
Tangible Equity to Assets	9.56[3]	7.48
	Well-Capitalized	
Tier 1 Leverage	**5.00 %**	9.49	8.82
Tier 1 Risk Based Capital	**6.00**	12.73	12.13
Total Risk Based Capital	**10.00**	15.29	13.86

(1) Completed Common Stock Offering September 30, 2009 - Gross proceeds of $222.5 million (net proceeds $210.9 million)
(2) UCBI peer group includes BOH, WTFC, FMER, UMBF, TRMK, UMPQ, MBFI, ONB, UBSI, FMBI, PCBC, BPFH as of June 30, 2009
(3) Ratio as of quarter-end
Data Source: SNL Financial

Deposit mix *(total $6.8 billion)*

($ in millions)

	3Q09		4Q08	
Demand NOW	$	1,481	$	1,457
MMDA & Savings		858		630
Core Transaction Deposits		**2,339**		**2,087**

13% Annualized Growth
excl SCB acquisition

Time < $100,000		1,848		1,945
Public Deposits		557		756
Total Core Deposits		**4,744**		**4,788**
Time >$100,000		1,187		1,336
Public Deposits		50		87
Total Customer Deposits		**5,981**		**6,211**
Brokered Deposits		840		793
Total Deposits	$	**6,821**	$	**7,004**



As of September 30, 2009

Core transaction deposits

Geographic Diversity



Eastern Tennessee
- 4Q 08: $99
- 3Q 09: $117

Coastal Georgia
- 4Q 08: $120
- 3Q 09: $136

Gainesville MSA
- 4Q 08: $126
- 3Q 09: $142

Western North Carolina
- 4Q 08: $395
- 3Q 09: $444

North Georgia
- 4Q 08: $599
- 3Q 09: $638

Atlanta MSA
- 4Q 08: $747
- 3Q 09: $863

$ in millions

(Legend: ■ 4Q 08 □ 3Q 09)

Core Transactions / Total Deposits (%)

	3Q09	4Q08
Atlanta MSA	40.2 %	34.6 %
North Georgia	24.7	22.4
Western NC	42.0	38.5
Gainesville MSA	43.3	39.0
Coastal GA	38.1	28.6
Eastern TN	33.5	24.6
Total	**34.3 %**	**29.8 %**

Net interest margin

Net Interest Margin



| | NIM | NIM - Pre Credit (1) |

NIM Characteristics

- **Margin improvement 11 bps QTD 69 bps YTD**

- **Improved loan and deposit pricing**

- **Replaced higher priced CDs and broker deposits**

(1) Excluding impact of interest reversals, lost interest and carry costs of nonaccrual loans / OREO

LOAN PORTFOLIO AND CREDIT QUALITY



Proactively addressing credit environment

- **Structure**
  - *Centralized underwriting and approval process*
  - *Segregated work-out teams*
  - *Highly skilled ORE disposition group*
  - *Seasoned regional credit professionals*

- **Process**
  - *Continuous external loan review*
  - *Intensive executive management involvement:*
    - ~ Weekly past due meetings
    - ~ Weekly NPA/ORE meetings
    - ~ Quarterly criticized watch loan review meetings
    - ~ Quarterly pass commercial and CRE portfolio review meetings
  - *Internal loan review of new credit relationships*
  - *Ongoing stress testing… commenced in 2007*

- **Policy**
  - *Ongoing enhancements to credit policy*
  - *Periodic updates to portfolio limits*

Loan portfolio *(total $5.4 billion)*

Geographic Diversity



- Eastern Tennessee 5%
- Gainesville MSA 8%
- Coastal Georgia 8%
- Western North Carolina 15%
- Atlanta MSA 28%
- North Georgia 36%



- $1.2B Residential Construction 22%
- .1B Installment 3%
- $1.5B Residential Mortgage 27%
- $2.6B Commercial 48%

Commercial loans *(total $2.6 billion)*

Geographic Diversity



- Eastern Tennessee 6%
- Gainesville MSA 9%
- Coastal Georgia 9%
- Western North Carolina 9%
- North Georgia 30
- Atlanta MSA 37%

0% 7% 15% 22% 29% 37% 44%



- $.4B Comm Const 15%
- $.4B C & I 16%
- $1.0B Owner Occupied 38%
- $.8B Income Producing 31%

Average Loan Size
- CRE: $443k
- C&I: $73k
- Comm. Constr. $660k

Commercial real estate *(by loan type)*

(in millions)

Loan Type	Sept 30, 2009 Amount	% of Total
Office Buildings	$ 410	23%
Small Businesses	388	21
Single-Unit Retail/Strip Centers	231	13
Small Warehouses/Storage	167	9
Churches	117	7
Hotels/Motels	115	6
Convenience Stores	85	5
Franchise / Restaurants	81	5
Multi-Residential Properties	71	4
Farmland	48	3
Multi-Unit Retail	41	2
Miscellaneous	33	2
Total Commercial Real Estate	**$ 1,787**	

Portfolio Characteristics

- **55% owner-occupied**

- **45% income producing[1]**

- **Typical owner-occupied: small business, doctors, dentists, attorneys, CPAs**

- **$12 million project limit**

- **48% LTV [1]**

- **$443k average loan size**

(1) Loan balance as of Sept. 30, 2009 / most recent appraisal

Commercial construction *(by loan type)*

(in millions)	Sept 30, 2009	
Loan Type	**Amount**	**% of Total**
Raw Land – Vacant (Unimproved)	$ 154	40%
Land Development – Vacant (Improved)	145	38
Office Buildings	32	9
Retail Buildings	18	5
Churches	5	1
Miscellaneous	25	7
Total Commercial Construction	$ 379	

Portfolio Characteristics

- **$660k Average loan size**

- **Average LTVs** [1]
  - Raw Land: 50%
  - Land Dev.:   48%
  - Total: 51%

(1) Loan balance as of Sept. 30, 2009 / most recent appraisal

Note: Dollars in millions

Residential mortgage *(total $1.5 billion)*

Geographic Diversity



- Eastern Tennessee **6%**
- Gainesville MSA **7%**
- Coastal Georgia **8%**
- Atlanta MSA **15.5%**
- Western North Carolina **25.5%**
- North Georgia **39%**

(0% 5% 10% 15% 20% 25% 30% 35% 40% 45%)



$.4 B Home Equity 26%
Avg loan size: $47k

$1.1B Mortgage 74%
Avg loan size: $100k

Origination Characteristics

- **No broker loans**
- **No sub-prime / Alt-A**
- **78% of HE > 680 FICO**
- **Policy Max LTV: 80-85%**

Residential construction *(total $1.2 billion)*

Geographic Diversity



Eastern Tennessee — 2%
Gainesville MSA — 5%
Coastal Georgia — 7%
Western North Carolina — 14%
Atlanta MSA — 27%
North Georgia — 45%

0% 5% 10% 15% 20% 25% 30% 35% 40% 45% 50%



$.2B Raw 14% — Land
$.3B Lot 28%
$.4B Developing 32%
$.1B Sold 8%
$.2B Spec 18% — Construction

Average Loan Size

Spec: $237k	Develop.: $919k
Sold: $154k	Raw: $418k
Lot: $146k	

Atlanta MSA *(residential construction)*

(in millions)

	3Q 09	4Q 08	3Q 08	Variance 4Q 08	Variance 3Q 08
Acquisition & Development					
Developing Land	$ 100	$ 167	$ 185	$ (67)	$ (85)
Raw Land	61	56	47	5	14
Lot Loans	54	86	103	(32)	(49)
Total	**215**	**309**	**335**	**(94)**	**(120)**
Construction Loans					
Spec	91	189	227	(98)	(136)
Sold	22	40	49	(18)	(27)
Total	**113**	**229**	**276**	**(116)**	**(163)**
Total Res Construction	**$ 328**	**$ 538**	**$ 611**	**$ (210)**	**$ (283)**

Credit quality

(in millions)

	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08
Net Charge-offs	$ 90.5	$ 58.3	$ 43.3	$ 74.0	$ 55.7
as % of Average Loans	6.57%	4.18%	3.09%	5.09%	3.77%
Allowance for LL	$ 150.2	$ 145.7	$ 144.0	$ 122.3	$ 111.3
as % of Total Loans	2.80%	2.64%	2.56%	2.14%	1.91%
as % of NPLs	49	51	56	64	80
as % of NPLs - Adjusted [1]	**149**	**82**	**117**	**125**	**93**
Past Due Loans (30 – 89 Days)	**2.02%**	**1.61%**	**1.67%**	**2.33%**	**1.39%**
Non-Performing Loans	**$ 304.4**	**$ 287.8**	**$ 259.1**	**$ 190.7**	**$ 139.3**
OREO	110.6	104.8	75.4	59.8	38.4
Total NPAs	**$ 415.0**	**$ 392.6**	**$ 334.5**	**$ 250.5**	**$ 177.7**
as % of Total Assets	4.91%	4.63%	4.09%	2.92%	2.19%
as % of Loans & OREO	7.58	6.99	5.86	4.35	3.03

(1) Excluding loans with no allocated reserve

Net charge-offs by loan category

(in thousands)

	3Q09		% of Average Loans			
	NCOs	% of Avg Loans	2Q09	1Q09	4Q08	LTM[1]
Commercial (sec. by RE)	$ 10,568	2.33 %	1.34 %	.20 %	1.10 %	1.24 %
Commercial Construction	4,369	4.55	.80	.05	1.14	1.64
Commercial & Industrial	1,792	1.76	3.16	.89	3.24	2.26
Total Commercial	**$ 16,729**	2.57	1.54	.28	1.46	1.46
Residential Construction	67,520	21.31	12.90	10.52	14.93	14.92
Residential Mortgage	5,051	1.36	.95	.80	1.52	1.16
Consumer/ Installment	1,191	3.13	1.80	1.99	2.34	2.32
Total Net Charge-offs	**$ 90,491**	**6.57**	**4.18**	**3.09**	**5.09**	**4.73**

(1) Based on simple average of the four quarters

Net charge-offs by market

(in thousands)

	3Q 09		% of Average Loans			
	NCOs	% of Avg Loans	2Q09	1Q09	4Q08	LTM[1]
MARKETS						
Atlanta MSA	$ 50,129	12.61 %	8.89 %	6.16 %	10.80 %	9.62 %
Gainesville MSA	1,473	1.60	4.38	1.18	8.60	3.94
North Georgia	24,017	4.74	2.52	1.64	1.91	2.70
Western North Carolina	3,949	1.98	0.51	1.83	1.16	1.37
Coastal Georgia	10,051	8.78	0.85	2.84	2.70	3.79
East Tennessee	872	1.30	3.21	1.28	2.02	1.95
Total	**$ 90,491**	**6.57**	**4.18**	**3.09**	**5.09**	**4.73**

Note: Dollars in thousands
(1) Based on simple average of the four quarters

NPAs by loan category and market

(in thousands)

LOAN CATEGORY	3Q 09			MARKETS	3Q 09		
	NPLs	OREO	Total NPAs		NPLs	OREO	Total NPAs
Commercial (sec. by RE)	$ 38,379	$ 12,566	$ 50,945	Atlanta MSA	$ 120,599	$ 54,670	$ 175,269
Commercial Construction	38,505	5,543	44,048	Gainesville MSA	12,916	8,429	21,345
Commercial & Industrial	3,794	-	3,794	North Georgia	96,373	36,718	133,091
Total Commercial	**80,678**	**18,109**	**98,787**	Western N. Carolina	25,775	5,918	31,693
				Coastal Georgia	38,414	3,045	41,459
Residential Construction	171,027	79,045	250,072	East Tennessee	10,304	1,830	12,134
Residential Mortgage	50,626	13,456	64,082	**Total**	**$ 304,381**	**$ 110,610**	**$ 414,991**
Consumer/ Installment	2,050	-	2,050				
Total	**$ 304,381**	**$ 110,610**	**$ 414,991**				

Key trends - loan portfolio and credit quality

- Majority of credit challenges in 2009 centered in residential construction, primarily in Atlanta; this portfolio continues to decline rapidly which should lead to a reduction in credit losses going forward

- While some deterioration has occurred, the commercial portfolio continues to perform much better than residential construction; the commercial portfolio is highly diversified with low average balances and large percentage of owner-occupied

- Residential mortgage and HELOCs continue to perform well

- The pace of ORE sales continues to accelerate and demand has improved

- Increase in 3Q charge-offs was primarily tied to the 1Q and 2Q rise in NPAs, a more aggressive disposition strategy, and charging off specific reserves for impaired loans that were previously set aside

Credit quality – SCAP analysis

- **Imputed Stress Test – Estimated Credit Losses Through December 2010**

Loan Type	Balance as of 12/31/08 $MM	%	Management – Base %	$MM	Management – More Adverse [1] %	$MM	SCAP – Selected Banks [2] %	$MM	SCAP – More Adverse [3] %	$MM
Commercial & Industrial	$353.7	6.2	4.6	$16.3	5.3	$18.6	6.9	$24.5	6.5	$23.0
CRE										
Nonfarm, Non–residential	1,508.1	26.4	4.0	60.3	6.0	90.5			8.0	120.6
Construction	1,978.3	34.7	13.0	257.2	15.0	296.8			16.5	326.4
Multifamily	66.3	1.2	4.0	2.7	6.0	4.0			10.5	7.0
Total CRE	3,552.7	62.3	9.0	320.2	11.0	391.2	12.7	451.2	12.8	454.0
First Lien Mortgages	1,077.7	18.9	3.0	32.3	4.6	49.6	6.8	73.1	7.8	83.5
Second/Junior Lien Mortgages										
Closed–end Junior Liens	55.9	1.0	6.0	3.4	8.8	4.9			23.5	13.1
HELOCs	392.8	6.9	6.0	23.6	8.8	34.6			9.5	37.3
Total Second/Junior Lien Mortgages	448.7	7.9	6.0	26.9	8.8	39.5	10.8	48.4	11.2	50.5
Credit Cards	0.0	0.0	0.0	0.0	0.0	0.0	19.3	0.0	19.0	0.0
Other Consumer	162.6	2.9	7.0	11.4	10.0	16.3	0.0	0.0	10.0	16.3
Other Loans	109.4	1.9	3.0	3.3	4.0	4.4	0.0	0.0	7.0	7.7
Total	**$5,704.9**	**100.0**		**$410.4**		**$519.5**		**$597.1**		**$634.9**
Losses as a % of 12/31/08 Gross Loans				*7.2%*		*9.1%*		*10.5%*		*11.1%*

	Management – Base	Management – More Adverse	SCAP – Selected Banks	SCAP – More Adverse
Estimated Credit Losses as of December 31, 2008	$410.4	$519.5	$597.1	$634.9
Less: 1/1/09 – 9/30/09 Net Charge–Offs	(192.1)	(192.1)	(192.1)	(192.1)
Estimated Potential Credit Losses (10/1/09 – 12/31/10)	$218.3	$327.4	$405.1	$442.8

(1) Represents the SCAP – Selected Banks Scenario modified to reflect the characteristics of United Community Banks, Inc. existing loan portfolio.

(2) Based on average projected losses per loan category (More Adverse Scenario) for BB&T Corporation, Fifth Third Bancorp, Regions Financial Corporation and SunTrust Banks, Inc. as per the Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results"

(3) Represents the mid-point of the indicative loss rates by loan category as per the Board of Governors of the Federal Reserve System (2009) "The Supervisory Capital Assessment Program: Overview of Results"

Credit quality – SCAP analysis

- **Imputed Stress Test – Projected Capital Ratios**

Assumptions:	
Targeted LLR / Loans (12/31/10) [1]	2.00%
Core Earnings [2]	$132,857
Effective Tax Rate	35%
Aggregate TARP Preferred Dividend [3]	$12,867

		Stress Test Analysis: Projected as of December 31, 2010 [4]			
		Management - Base	Management - More Adverse	SCAP - Selected Banks	SCAP - More Adverse
Estimated Credit Losses		$ 218,266	$ 327,399	$ 405,058	$ 442,837
Consolidated					
Tangible Equity / Tangible Assets		9.4 %	8.5 %	7.9 %	7.6 %
Tangible Common Equity / Tangible Assets		7.1	6.3	5.7	5.4
Tangible Common Equity / Risk-Weighted Assets		9.7	8.5	7.7	7.2
	Well- Capitalized				
Tier 1 Leverage Ratio	5.0 %	8.9	7.7	7.2	6.7
Tier 1 Risk-Based Capital Ratio	6.0	12.6	10.8	7.4	8.7
Total Risk-Based Capital Ratio [5]	10.0	14.9	13.1	11.6	10.9

Note: Dollars in thousands
(1) Targeted LLR / Loans as of December 31, 2010 based on gross loans (HFI) as of September 30, 2009 reduced by the estimated credit losses under the SCAP Analysis
(2) Assumes quarterly projections for Q4'09 - Q4'10
(3) Q4'09 - Q4'10
(4) Analysis includes an estimated $75.0 million in balance sheet reduction (Q4'09) as a result of certain balance sheet strategies including selected loan sales, decreasing exposure to certain loan categories and decreasing wholesale borrowings
(5) Includes estimated phase-out of subordinated debt for regulatory capital (Tier 2) purposes

FINANCIAL RESULTS



Core earnings summary – Third Quarter 2009

(in millions)

	3Q09	2Q 09	1Q 09	4Q 08	3Q 08	Variance 3Q 08	Variance 4Q 08
Net Interest Revenue	$ 63.0	$ 60.9	$ 57.4	$ 51.9	$ 58.8	$ 4.2	$ 11.1
Fee Revenue[1]	14.5	13.7	12.6	12.6	13.0	1.5	1.9
Gross Revenue	77.5	74.6	70.0	64.5	71.8	5.7	13.0
Operating Expense[2]	45.7	47.8	48.3	47.2	46.9	(1.2)	(1.5)
Core Earnings (*Pre Tax, Pre-Credit*)	$ 31.8	$ 26.8	$ 21.7	$ 17.3	$ 24.9	$ 6.9	$ 14.5
Net Interest Margin	3.39%	3.28%	3.08%	2.70%	3.17%	0.22%	0.69%
Net Interest Margin - Pre Credit [3]	4.02%	3.84%	3.56%	3.14%	3.53%	0.49%	0.88%

(1) Excludes FHLB prepayment charge, securities (losses) / gains, and gain on SCB acquisition
(2) Excludes BOLI expense recovery, special FDIC assessment, foreclosed property costs, severance costs and goodwill impairment charge
(3) Excluding impact of interest reversals, lost interest and carry costs of nonaccrual loans, OREO and interest reversals

Net operating loss – Third Quarter 2009

(in millions)

	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08	Variance 3Q 08	Variance 4Q 08
Core Earnings	$ 31.8	$ 26.8	$ 21.7	$ 17.3	$ 24.9	$ 6.9	$ 14.5
Provision for Loan Loss	(95.0)	(60.0)	(65.0)	(85.0)	(76.0)	(19.0)	(10.0)
Foreclosed Property Costs:						-	-
Write-downs	(4.1)	(2.6)	(1.8)	(2.0)	(8.3)	4.2	(2.1)
Other	(3.8)	(3.1)	(2.5)	(3.2)	(1.8)	(2.0)	(.6)
FDIC Special Assessment	-	(3.8)	-	-	-	-	-
BOLI Expense Recovery	-	2.0	-	-	-	-	-
Securities Gains (Losses) & FHLB Prepmt Char	1.2	(.7)	.3	(1.9)	.1	1.1	3.1
Income Tax Benefit (Expense)	26.2	18.3	15.3	28.1	21.2	5.0	(1.9)
Net Operating Loss	$ (43.7)	$ (23.1)	$ (32.0)	$ (46.7)	$ (39.9)	(3.8)	$ 3.0
Operating Loss Per Share	(.93)	(.53)	(.71)	(.99)	(.84)	(.09)	.06

Net loss – Third Quarter 2009

(in millions)

	3Q09	2Q09	1Q09	4Q08	3Q08	Variance 3Q 08	4Q 08
Net Operating Loss	$ (43.7)	$ (23.1)	$ (32.0)	$ (46.7)	$ (39.9)	$ (3.8)	$ 3.0
Gain on Acquisition ($11.4 pre-tax)	-	7.1	-	-	-	-	-
Goodwill Impairment Charge	(25.0)	-	(70.0)	-	-	(25.0)	(25.0)
Severance Costs ($2.9 pre-tax)	-	-	(1.8)	-	-	-	-
Net Loss	$ (68.7)	$ (16.0)	$ (103.8)	$ (46.7)	$ (39.9)	$ (28.8)	$ (22.0)
Preferred Stock Dividend (TARP)	$ (2.6)	$ (2.6)	$ (2.5)	$ (.7)	$ -	$ (2.6)	$ (1.9)
Net Loss Avail to Common Shareholders	$ (71.3)	$ (18.6)	$ (106.3)	$ (47.4)	$ (39.9)	$ (31.4)	$ (23.9)
Net Loss Per Share	$ (1.43)	$ (.38)	$ (2.20)	$ (.99)	$ (.84)	$ (.59)	$ (.44)

Capital ratios *(as percentages)*

	Well-Capitalized	3Q 09	4Q 08	3Q 08
Regulatory Capital				
Tier 1 Risk-Based	6%	12.7%	11.2%	8.7 %
Total Risk-Based	10	15.3	13.9	11.4
Leverage	5	9.5	8.3	6.7
Tangible Equity to Risk-Weighted Assets		13.3	11.2	8.3
Tangible Common Equity to Risk-Weighted Assets		10.3	8.3	8.3
Tangible Equity to Assets		9.6*	6.6	6.6
Tangible Common Equity to Assets		7.4*	6.2	6.6

*Ratio as of quarter-end

REASONS TO INVEST IN UNITED



Closing Comments

- **Capital strength**

- **Core earnings**

- **Business model – franchise**

- **Significant strategic opportunities**

APPENDIX



Experienced proven leadership

		Joined UCBI	Years in Banking
Jimmy Tallent	President and CEO	1984	36
Guy Freeman	Chief Operating Officer	1994	49
Rex Schuette	Chief Financial Officer	2001	32
David Shearrow	Chief Risk Officer	2007	28
Glenn White	President, Atlanta Region	2007	35
Craig Metz	Marketing	2002	17
Bill Gilbert	Retail Banking	2000	33

Business and operating model

Community bank service, large bank resources

- **Twenty-seven "community banks"**
  - *Local CEOs with deep roots in their communities*
  - *Resources of $8.4 billion bank*
- **Service is point of differentiation**
  - *Golden rule of banking*
    - "The Bank That SERVICE Built"
  - *Ongoing customer surveys*
    - +90% satisfaction rate
- **Strategic footprint with substantial banking opportunities**
  - *Operates in a number of the more demographically attractive markets in the U.S.*
- **Disciplined growth strategy**
  - *Organic supported by de novos and selective acquisitions*

Robust demographics *(fast growing markets)*

Markets[1]	Population (in thousands)	Population Growth (%)	
		Actual 2000 – 2009	Projected 2009 – 2014
North Georgia	396	24	10
Atlanta MSA	5,544	31	13
Gainesville MSA	187	34	15
Coastal Georgia	370	10	5
Western North Carolina	425	11	5
East Tennessee	850	13	6
Total Markets			
Georgia	9,933	21	9
North Carolina	9,370	16	8
Tennessee	6,297	11	5
United States	309,732	10	5

[1] *Population data is for 2009 and includes those markets where United takes deposits.*
Source: SNL

Market share opportunities *(excellent growth prospects)*

Markets	Market Deposits (in billions)[1]	United Deposits	Banks	Offices	Deposit Share[1]	Rank[1]
North Georgia	$ 8.5	$ 2.6	11	23	31 %	1
Atlanta MSA	55.2	2.1	10	39	4	7
Gainesville MSA	2.6	.3	1	7	13	4
Coastal Georgia	7.5	.4	2	9	5	8
Western North Carolina	7.3	1.0	1	21	14	3
East Tennessee	14.4	.4	2	10	3	7
Total Markets	**$ 95.5**	**$ 6.8**	**27**	**109**		

[1] *FDIC deposit market share and rank as of 6/09 for markets where United takes deposits.*
  Source: SNL and FDIC

Leading demographics

Rank	Ticker	Company[1]	State	Total Assets ($ B)	2009 - 2014 Population Growth [2]
1	WAL	Western Alliance Bancorporation	NV	$ 5.7	11.25 %
2	UCBI	United Community Banks, Inc.	GA	8.4	9.65
3	CFR	Cullen/Frost Bankers, Inc.	TX	15.7	9.20
4	PNFP	Pinnacle Financial Partners, Inc.	TN	5.0	8.80
5	IBOC	International Bancshares Corporation	TX	11.5	8.05
6	FCNCA	First Citizens BancShares, Inc.	NC	17.3	7.75
7	PRSP	Prosperity Bancshares, Inc.	TX	8.8	7.40
8	TSFG	South Financial Group, Inc.	SC	12.6	7.10
9	GBCI	Glacier Bancorp, Inc.	MT	5.6	6.60
10	CVBF	CVB Financial Corp.	CA	6.4	6.50
11	TCBI	Texas Capital Bancshares, Inc.	TX	5.3	6.35
12	CBC	Capitol Bancorp Ltd.	MI	5.7	6.00
13	SNV	Synovus Financial Corp.	GA	34.3	5.85
14	BOKF	BOK Financial Corporation	OK	22.8	5.80
15	UMPQ	Umpqua Holdings Corporation	OR	8.7	5.40

Note: Financial information as of June 30, 2009

(1) Includes publicly traded companies with assets between $5.0 – 50.0 billion as of June 30, 2009

(2) Population growth weighted by county as of June 30, 2009 (cumulative)

Data Source: SNL Financial

Small business market growth

(# of business with 1 – 49 employees)

Markets[1]	2000	2006	Small Business Growth	Population Growth 2000-2009
North Georgia	6,453	7,693	19%	24%
Atlanta MSA	**70,893**	**126,200**	**78%**	**31%**
Gainesville MSA	3,158	3,824	21%	34%
Coastal Georgia	9,441	10,210	8%	10%
Western North Carolina	10,274	11,544	12%	11%
East Tennessee	16,273	17,839	10%	13%

The Atlanta MSA is seeing small business growth at nearly double its already significantly increasing population growth.

[1] *Population data is for 2009, SNL;*
   Business demographics, U.S. Census Statistics of U.S. Businesses, 2000 & 2006; County Business Patterns 2000-2006

Business mix - loans *(at quarter-end)*

(in millions)	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08	Year over Year % Change
LOANS BY CATEGORY						
Commercial (sec. by RE)	$1,787	$1,797	$1,779	$1,627	$1,604	11
Commercial construction	380	379	377	500	509	(25)
Commercial & Industrial	403	399	387	410	425	(5)
Total commercial	**2,570**	**2,575**	**2,543**	**2,537**	**2,538**	**1**
Residential construction	1,185	1,315	1,430	1,479	1,596	(26)
Residential mortgage	1,461	1,470	1,504	1,526	1,528	(4)
Consumer/installment	147	153	156	163	168	(13)
TOTAL LOANS	**$5,363**	**$5,513**	**$5,633**	**$5,705**	**$5,830**	**(8)**

Business mix - loans *(at year-end)*

(in millions)	2008	2007	2006	2005	2004
LOANS BY CATEGORY					
Commercial (sec. by RE)	$1,627	$1,476	$1,230	$1,055	$ 966
Commercial construction	500	527	470	359	250
Commercial & Industrial	410	418	296	237	212
Total commercial	**2,537**	**2,421**	**1,996**	**1,651**	**1,428**
Residential construction	1,479	1,829	1,864	1,380	1,055
Residential mortgage	1,526	1,502	1,338	1,206	1,102
Consumer/installment	163	177	179	161	150
TOTAL LOANS	**$5,705**	**$5,929**	**$5,377**	**$4,398**	**$3,735**

Residential construction – total company

(in millions)	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08
Land Loans					
Developing Land	$ 380	$ 413	$ 445	$ 484	$ 516
Raw Land	159	159	155	153	142
Lot Loans	336	369	390	358	385
Total	**875**	**941**	**990**	**995**	**1,043**
Construction Loans					
Spec	218	268	317	347	393
Sold	92	106	123	137	160
Total	**310**	**374**	**440**	**484**	**553**
Total Res Construction	**$1,185**	**$1,315**	**$1,430**	**$1,479**	**$1,596**

Residential construction – Atlanta MSA

(in millions)	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08
Land Loans					
Developing Land	$ 100	$ 124	$ 148	$ 167	$ 185
Raw Land	61	63	52	56	47
Lot Loans	54	81	98	86	103
Total	**215**	**268**	**298**	**309**	**335**
Construction Loans					
Spec	91	127	164	189	227
Sold	22	29	33	40	49
Total	**113**	**156**	**197**	**229**	**276**
Total Res Construction	**$ 328**	**$ 424**	**$ 495**	**$ 538**	**$ 611**

Loans – markets served *(at quarter-end)*

(in millions)	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08
LOANS BY MARKET					
Atlanta MSA	$1,526	$1,605	$1,660	$1,706	$1,800
Gainesville MSA	402	413	422	420	426
North Georgia	1,942	1,978	2,014	2,040	2,066
Western North Carolina	786	794	808	810	815
Coastal Georgia	440	455	460	464	458
East Tennessee	267	268	269	265	265
Total loans	**$5,363**	**$5,513**	**$5,633**	**$5,705**	**$5,830**

Loans – markets served *(at year-end)*

(in millions)	2008	2007	2006	2005	2004
LOANS BY MARKET					
Atlanta MSA	$ 1,706	$ 2,002	$ 1,654	$ 1,207	$ 1,061
Gainesville MSA	420	400	354	249	--
North Georgia	2,040	2,060	2,034	1,790	1,627
Western North Carolina	810	806	773	668	633
Coastal Georgia	464	415	358	306	274
East Tennessee	265	246	207	178	140
Total loans	**$ 5,705**	**$ 5,929**	**$ 5,380**	**$ 4,398**	**$ 3,735**

Lending – credit summary *(as of September 30, 2009)*

(in millions)

Legal lending limit   **$219**

House lending limit   **20**

Top 25 relationships   **423**

- 7.9% of total loans

Regional credit review

- Standard underwriting

NPAs by loan category and market

(in thousands)

Loan Category	2Q 09			Markets	2Q 09		
	NPLs	OREO	Total NPAs		NPLs	OREO	Total NPAs
Commercial (sec. by RE)	$ 37,755	$ 5,395	$ 43,150	Atlanta MSA	$ 148,155	$ 50,450	$ 198,605
Commercial Construction	15,717	5,847	21,564	Gainesville MSA	9,745	3,511	13,256
Commercial & Industrial	11,378	-	11,378	North Georgia	72,174	37,454	109,628
Total Commercial	64,850	11,242	76,092	Western North Carolina	21,814	7,245	29,059
Residential Construction	176,400	81,648	258,048	Coastal Georgia	30,311	3,904	34,215
Residential Mortgage	44,256	11,864	56,120	Eastern Tennessee	5,649	2,190	7,839
Consumer / Installment	2,342	-	2,342				
Total	$ 287,848	$ 104,754	$ 392,602	Total	$ 287,848	$ 104,754	$ 392,602

Liquidity – loans / deposits

(in millions)

	3Q 09	4Q 08	3Q 08	Variance	
				vs 4Q 08	vs 3Q 08
Loans	$ 5,363	$ 5,705	$ 5,830	$ (342)	$ (467)
Core (DDA, MMDA, Savings)	$ 2,340	$ 2,087	$ 2,156	$ 253	$ 184
Public Funds	607	843	602	(236)	5
CD's	3,035	3,281	3,186	(246)	(151)
Total Deposits *(excl Brokered)*	$ 5,982	$ 6,211	$ 5,944	$ (229)	$ 38
Loan to Deposit Ratio	90%	92%	98%		
Investment Securities	$ 1,533	$ 1,617	$ 1,401	$ (84)	$ 132
Percent of Assets	18%	19%	17%		
Commercial Paper	$ 397	$ 369	$ -	$ 28	$ 397

Liquidity – wholesale borrowings

(in millions)

	Unused Capacity	3Q 09	4Q 08	3Q 08	Variance vs 4Q 08	vs 3Q 08
Brokered Deposits	$ 1,256	$ 839	$ 793	$ 745	$ 46	$ 94
FHLB	812	315	235	285	80	30
Fed Funds	150	-	8	16	(8)	(16)
Other Wholesale	490	102	100	104	2	(2)
Total Wholesale	$ 2,708	$ 1,256	$ 1,136	$ 1,150	$ 120	$ 106
Sub-Debt		$ 96	$ 97	$ 97	$ (1)	$ (1)
Trust Preferred Securities		54	54	41	-	13
Total Long-Term Debt		$ 150	$ 151	$ 138	$ (1)	$ 12

Business mix – deposits *(at quarter-end)*

(in millions)

DEPOSITS BY CATEGORY	3Q 09	2Q 09	1Q 09	4Q 08	3Q 08
Demand & NOW	$ 1,481	$ 1,525	$ 1,485	$ 1,457	$ 1,591
MMDA & Savings	858	744	665	630	565
Core Transaction Deposits	**2,339**	**2,269**	**2,150**	**2,087**	**2,156**
Time < $100,000	1,848	1,985	1,904	1,945	1,807
Public Deposits	557	480	485	756	499
Total Core Deposits	**4,744**	**4,734**	**4,539**	**4,788**	**4,462**
Time > $100,000	1,187	1,293	1,275	1,336	1,379
Public Deposits	50	59	75	87	103
Total Customer Deposits	**5,981**	**6,086**	**5,889**	**6,211**	**5,944**
Brokered Deposits	840	763	727	793	745
Total Deposits	**6,821**	**6,849**	**6,616**	**7,004**	**6,689**

Analyst coverage

FIG Partners
(Market Perform – Sept 29, 2009)

Fox-Pitt Kelton Cochran
(In Line – Sept 25, 2009)

Keefe, Bruyette & Woods
(Market Perform – Jul 27, 2009)

Raymond James & Associates
(Outperform – Sept 28, 2009)

Sandler O'Neill & Partners
(Hold – Sept 28, 2009)

Soleil (Tenner Investment Research)
(Hold – Jul 8, 2009)

Stephens, Inc.
(Equal-Weight – Sept 25, 2009)

Sterne Agee & Leach, Inc.
(Neutral – Sept 29, 2009)

SunTrust Robinson Humphrey
(Buy – Sept 28, 2009)

Southern Community Bank

- Purchased – June 19, 2009   *($ in millions)*

- Nine years old – Enhances presence in southside metro Atlanta markets

- Four banking offices in southside metro Atlanta MSA – Fayetteville, Coweta and Henry counties

- 54 employees

- $208 in customer deposits, including $53 core deposits

- FDIC assisted transaction: 80% guarantee on $109 loss threshold

                                       95% guarantee above $109 loss threshold

  - Fully discounted bid with no credit exposure

  - Accounted for credit related items (at FMV) as "covered assets" on balance sheet

Loans	$110
OREO	25
FDIC receivable	95
Total Covered Assets	$230

  - Pre-tax gain on acquisition of $11.4

- Accretive to earnings per share in 2009

Non-GAAP reconciliation tables

(in millions, except EPS)

	Operating Earnings to GAAP Earnings Reconciliation									
	3Q 09		**2Q09**		**1Q09**		**4Q08**		**3Q08**	
Core fee revenue reconciliation										
Core fee revenue	$	14.5	$	13.7	$	12.6	$	12.6	$	13.0
Securities gains (losses), net		1.2		(.7)		.3		.8		.1
FHLB prepayment charge		-		-		-		(2.7)		-
Gain on acquisition		-		11.4		-		-		-
Fee Revenue (GAAP)	**$**	**15.7**	**$**	**24.4**	**$**	**12.9**	**$**	**10.7**	**$**	**13.1**
Core operating expense reconciliation										
Core operating expense	$	45.7	$	47.8	$	48.3	$	47.2	$	46.9
Foreclosed property expense		7.9		5.7		4.3		5.2		10.1
FDIC special assessment		-		3.8		-		-		-
BOLI expense recovery		-		(2.0)		-		-		-
Goodwill impairment charge		25.0		-		70.0		-		-
Severance costs		-		-		2.9		-		-
Operating expense (GAAP)	**$**	**78.6**	**$**	**55.3**	**$**	**125.5**	**$**	**52.4**	**$**	**57.0**
Diluted loss per common share reconciliation										
Diluted operating loss per common share	$	(.93)	$	(.53)	$	(.71)	$	(.99)	$	(.84)
Gain from acquisition		-		.15		-		-		-
Noncash goodwill impairment charge		(.50)		-		(1.45)		-		-
Severance costs		-		-		(.04)		-		-
Diluted loss per common share (GAAP)	**$**	**(1.43)**	**$**	**(.38)**	**$**	**(2.20)**	**$**	**(.99)**	**$**	**(.84)**

Non-GAAP reconciliation tables

	Operating Earnings to GAAP Earnings Reconciliation				
	3Q09	**2Q09**	**1Q09**	**4Q08**	**2Q08**
Net interest margin - pre credit reconciliation					
Net interest margin - pre credit	3.97 %	3.80 %	3.53 %	3.13 %	3.53 %
Effect of interest reversals, lost interest, and carry costs of NPAs	(.58)	(.52)	(.45)	(.43)	(.36)
Net interest margin	**3.39** %	**3.28** %	**3.08** %	**2.70** %	**3.17** %
Tangible common equity and tangible equity to tangible assets reconciliation					
Tangible common equity to tangible assets	5.36 %	5.77 %			
Effect of preferred equity	2.19	2.19			
Tangible equity to tangible assets	**7.55**	**7.96**			
Effect of goodwill and other intangibles	2.72	2.75			
Equity to assets (GAAP)	**10.27** %	**10.71** %			
Tangible common equity to risk-weighted assets reconciliation					
Tangible common equity to risk-weighted assets	10.33 %	7.49 %			
Effect of other comprehensive income	(.87)	(.72)			
Effect of trust preferred	.89	.90			
Effect of deferred tax asset limitation	(.56)	(.22)			
Effect of preferred equity	2.94	2.99			
Tier I capital ratio (Regulatory)	**12.73** %	**10.44** %			